August 12, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
100 F Street, N.E.
Washington, D.C. 20549
Attention: Bonnie Baynes
Mark Brunhofer
Sonia Bednarowski
Justin Dobbie

Re:	FinWise Bancorp
Registration Statement on Form S-1 (as amended)
File No. 333-257929

Ladies and Gentlemen:

On August 9, 2021, FinWise Bancorp (the “Company”) submitted correspondence to the staff of the Securities and Exchange Commission (the “Staff”) to request, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m., Eastern Time, or as soon as practicable thereafter, on Wednesday, August 11, 2021. The Company hereby respectfully requests that the Staff withdraw such request.

Please contact Terrence L. Shen of Kramer Levin Naftalis & Frankel LLP at (212) 715-7819 with any questions you may have concerning this request.

Very truly yours, FinWise Bancorp

/s/ Kent Landvatter
Kent Landvatter President and Chief Executive Officer